Exhibit 3(lll)

CERTIFICATE OF FORMATION

OF SANDOW POWER COMPANY LLC

(1)	The name of the filing entity being formed is Sandow Power Company LLC (the “Company”).

(2)	The Company will be a Texas limited liability company.

(3)	The purpose for which the Company is formed is for the transaction of any and all lawful purposes for which a limited liability company may be organized under the Texas Business Organizations Code.

(4)	The period of duration of the Company is perpetual, or until the earlier dissolution of the Company in accordance with the provisions of the Company’s limited liability company agreement.

(5)	The address of the Company’s initial registered office is 350 N. St. Paul Street, Suite 2900, Dallas, Texas 75201. The name of the Company’s initial registered agent at such address is CT Corporation System.

(6)	The Company will be managed by managers. The names and addresses of the initial managers are as follows: David A. Campbell, 1601 Bryan Street, Dallas, Texas 75201, Michael P. Childers, 1601 Bryan Street, Dallas, Texas 75201, Charles R. Enze, 1601 Bryan Street, Dallas, Texas 75201, and Michael T. McCall, 1601 Bryan Street, Dallas, Texas 75201.

(7)	The Company is being formed under a plan of conversion. The converting entity (the “Converting Entity”) is TXU Sandow Development LP, a Texas limited partnership. The Converting Entity was formed in the State of Texas on May 1, 2006. The address of the Converting Entity is 1601 Bryan Street, Dallas, Texas 75201.

Executed this 4th day of October, 2007.

SANDOW POWER COMPANY LLC

By:	/s/ JARED S. RICHARDSON
Jared S. Richardson
Assistant Secretary